ING Life Insurance and Annuity Company
and its Variable Annuity Account B

Individual Nonqualified Variable Annuity

Supplement dated June 14, 2010 to the Contract Prospectus
dated April 30, 2010, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

1. **Effective June 1, 2010**, the name of the subadviser for the ING Van Kampen Equity and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisors, Inc.

2. **Effective June 1, 2010,** the information for the fund referenced above appearing in the Contract Prospectus under Appendix II–Description of Underlying Funds, is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.